September 27, 2010

Scott R. Plummer 5228 Ameriprise Financial Center Minneapolis, MN 55474 (612) 671-1947

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Mark Cowan

Re:	RiverSource Variable Series Trust (the “Registrant”); File No. 811-22127

Dear Mr. Mark Cowan:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 relating to the issuance of shares in connection with the reorganizations of the Columbia Federal Securities Fund, Variable Series series of Columbia Funds Variable Insurance Trust (File No. 811-05199) into the RiverSource Variable Portfolio – Short Duration U.S. Government Fund series of the Registrant; the Columbia International Fund, Variable Series series of Columbia Funds Variable Insurance Trust into the Threadneedle Variable Portfolio – International Opportunity Fund series of the Registrant; the Columbia Large Cap Value Fund, Variable Series series of Columbia Funds Variable Insurance Trust into the RiverSource Variable Portfolio – Diversified Equity Income Fund series of the Registrant; and the Columbia Mid Cap Value Fund, Variable Series series of Columbia Funds Variable Insurance Trust into the RiverSource Variable Portfolio – Mid Cap Value Fund series of the Registrant (the “Reorganizations”).

The Registration Statement is proposed to become effective on October 27, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended.

As I understand you have discussed with my colleagues, this Proxy Statement/Prospectus is one of several proxy statements/prospectuses that will be mailed to shareholders in connection with a number of proposed reorganizations to be considered by shareholders at a joint meeting of shareholders, expected to be held in the first half of 2011. We would greatly appreciate receiving any comments you might have at your earliest possible convenience so that we can reflect the comments both in the definitive filing of this Proxy Statement/Prospectus and in connection with the registration statements on Form N-14 expected with the other proposed fund reorganizations.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Scott R. Plummer
Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource Variable Series Trust